Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Financial Statements

As of June 30, 2019, and December 31, 2018 and

for the six-month periods ended June 30, 2019 and 2018

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	8	$260,787	$273,108
Restricted cash	8	103	4,843
Trade and other receivables, net of expected credit losses	9	245,211	288,157
Accounts receivables from related parties	10	6,714	6,290
Current tax assets	21	207,951	231,914
Expendable spare parts and supplies, net of provision for obsolescence		90,718	90,395
Prepayments		91,578	99,864
Deposits and other assets	11	93,864	89,773

		996,926	1,084,344
Assets held for sale	13	226,450	31,580

Total current assets		1,223,376	1,115,924

Non–current assets:
Deposits and other assets	11	62,850	115,504
Trade and other receivables, net of expected credit losses	9	22,504	35,503
Non-current taxes assets	21	7	19
Intangible assets and goodwill, net		515,674	513,803
Deferred tax assets		26,262	24,573
Property and equipment, net	3, 12	5,762,165	5,313,317

Total non–current assets		6,389,462	6,002,719

Total assets		$7,612,838	$7,118,643

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	June 30, 2019	December 31, 2018
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	14	$3,824,672	$626,742
Accounts payable		567,033	664,272
Accounts payable to related parties	10	5,559	2,827
Accrued expenses		117,921	108,712
Current tax liabilities	21	15,829	26,702
Provisions for legal claims	22	18,067	7,809
Provisions for return conditions		31,766	2,475
Employee benefits		130,701	125,147
Air traffic liability		446,916	424,579
Frequent flyer deferred revenue		187,661	186,378
Other liabilities		8,804	3,861

Total current liabilities		5,354,929	2,179,504
Non–current liabilities:
Long–term debt	14	1,281,981	3,380,838
Accounts payable		2,908	7,127
Provisions for return conditions		111,192	127,685
Employee benefits		107,775	110,085
Deferred tax liabilities		18,149	18,437
Frequent flyer deferred revenue		231,982	234,260
Other liabilities		51,961	68,246

Total non–current liabilities		1,805,948	3,946,678

Total liabilities		$7,160,877	$6,126,182

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained (deficit) earnings		(114,426)	386,087
Other comprehensive income (loss)	16	(55,808)	(44,096)

Equity attributable to owners of the Company		658,229	1,170,454
Non–controlling interest		(206,268)	(177,993)

Total equity		451,961	992,461

Total liabilities and equity		$7,612,838	$7,118,643

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the six months ended June 30,
	Notes	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Operating revenue:
Passenger		$1,904,447	$—	$1,904,447	$1,964,407
Cargo and other		356,388	5,970	362,358	403,254

Total operating revenue	4	2,260,835	5,970	2,266,805	2,367,661
Operating expenses:
Flight operations		58,339	—	58,339	96,676
Aircraft fuel		616,130	—	616,130	573,953
Ground operations		240,891	—	240,891	227,730
Other rentals	3, 23	3,695	—	3,695	130,551
Passenger services		94,774	—	94,774	91,188
Maintenance and repairs		111,551	—	111,551	88,923
Air traffic		143,115	—	143,115	132,910
Selling expenses		245,406	—	245,406	270,924
Salaries, wages and benefits		358,087	5,151	363,238	388,761
Fees and other expenses		123,488	44,967	168,455	105,093
Depreciation, amortization and impairment	3, 12	303,576	220,650	524,226	164,161

Total operating expenses		2,299,052	270,768	2,569,820	2,270,870

Operating (loss) profit		(38,217)	(264,798)	(303,015)	96,791

Interest expense		(147,425)	—	(147,425)	(107,003)
Interest income		5,836	—	5,836	4,474
Derivative instruments		637	—	637	(469)
Foreign exchange	6	(18,944)	—	(18,944)	(22,087)
Income on equity method investments		733	—	733	—

Loss before income tax		(197,380)	(264,798)	(462,178)	(28,294)
Income tax expense – current	21	(15,057)	—	(15,057)	(17,216)
Income tax expense – deferred	21	1,295	—	1,295	13,538

Total income tax expense		(13,762)	—	(13,762)	(3,678)

Net loss for the period		$(211,142)	$(264,798)	$(475,940)	$(31,972)

Basic loss profit per share	15
Common stock		$(0.22)		$(0.49)	$(0.04)
Preferred stock		$(0.22)		$(0.49)	$(0.04)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the six months ended June 30,
	Notes	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Net loss for the period		$(211,142)	$(264,798)	$(475,940)	$(31,972)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	16
Remeasurements of defined benefit liability		(10,719)	—	(10,719)	1,028
Income tax		203	—	203	(6)

		(10,516)	—	(10,516)	1,022
Items that will be reclassified to profit or loss in future periods:	16
Effective portion of changes in fair value of hedging instruments		(2,552)	—	(2,552)	12,173
Net change in fair value of financial assets with changes in OCI		950	—	950	(570)

		(1,602)	—	(1,602)	11,603

Other comprehensive (loss) income, net of income tax		(12,118)	—	(12,118)	12,625

Total comprehensive loss net of income tax		$(223,260)	$(264,798)	$(488,058)	$(19,347)
Loss attributable to:
Equity holders of the parent		(220,330)	(264,798)	(485,128)	(42,551)
Non–controlling interest		9,188	—	9,188	10,579

Net loss		$(211,142)	$(264,798)	$(475,940)	$(31,972)
Total comprehensive loss attributable to:
Equity holders of the parent		(232,042)	(264,798)	(496,840)	(29,926)
Non–controlling interest		8,782	—	8,782	10,579

Total comprehensive loss		$(223,260)	$(264,798)	$(488,058)	$(19,347)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the three months between April 1 and June 30,
	Notes	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Operating revenue:
Passenger		$934,047	$—	$934,047	$992,806
Cargo and other		182,005	—	182,005	206,461

Total operating revenue	4	1,116,052	—	1,116,052	1,199,267

Operating expenses:
Flight operations		28,207	—	28,207	55,570
Aircraft fuel		312,066	—	312,066	295,990
Ground operations		120,878	—	120,878	113,316
Other rentals	3, 23	3,695	—	3,695	63,436
Passenger services		44,894	—	44,894	48,952
Maintenance and repairs		63,445	—	63,445	44,301
Air traffic		66,765	—	66,765	70,777
Selling expenses		137,643	—	137,643	136,651
Salaries, wages and benefits		178,765	1,102	179,867	200,270
Fees and other expenses		69,918	37,116	107,034	69,144
Depreciation, amortization and impairment	3, 12	152,376	220,650	373,026	79,828

Total operating expenses		1,178,652	258,868	1,437,520	1,178,235

Operating (loss) profit		(62,600)	(258,868)	(321,468)	21,032

Interest expense		(78,809)	—	(78,809)	(52,114)
Interest income		1,382	—	1,382	(1,224)
Derivative instruments		142	—	142	(959)
Foreign exchange	6	(7,195)	—	(7,195)	(5,851)
Equity method profit		488	—	488	—

Loss before income tax		(146,592)	$(258,868)	(405,460)	(39,116)
Income tax expense – current	21	(6,593)	—	(6,593)	(349)
Income tax expense – deferred	21	4,025	—	4,025	4,045

Total income tax expense		(2,568)	—	(2,568)	3,696

Net loss for the period		$(149,160)	$(258,868)	$(408,028)	$(35,420)

Basic loss profit per share	15
Common stock		$(0.15)		$(0.41)	$(0.04)
Preferred stock		$(0.15)		$(0.41)	$(0.04)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the three months between April 1 and June 30,
	Notes	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Net loss for the period		$(149,160)	$(258,868)	$(408,028)	$(35,420)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	16
Remeasurements of defined benefit liability		(9,384)	—	(9,384)	(11,242)
Income tax		9	—	9	78

		(9,375)	—	(9,375)	(11,164)
Items that will be reclassified to profit or loss in future periods:	16
Effective portion of changes in fair value of hedging instruments		(4,254)	—	(4,254)	7,674
Net change in fair value of financial assets with changes in OCI		323	—	323	(49)

		(3,931)	—	(3,931)	7,625

Other comprehensive (loss) income, net of income tax		(13,306)	—	(13,306)	(3,539)

Total comprehensive loss net of income tax		$(162,466)	$(258,868)	$(421,334)	$(38,959)
Loss attributable to:
Equity holders of the parent		(151,285)	(258,868)	(410,153)	(39,367)
Non–controlling interest		2,125	—	2,125	3,947

Net loss		$(149,160)	$(258,868)	$(408,028)	$(35,420)
Total comprehensive loss attributable to:
Equity holders of the parent		(164,146)	(258,868)	(423,014)	(42,789)
Non–controlling interest		1,680	—	1,680	3,830

Total comprehensive loss		$(162,466)	$(258,868)	$(421,334)	$(38,959)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the six months ended June 30, 2019
		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income (loss)		Retained earnings (deficit)	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

Net loss		—	—	—	—	—	—	(485,128)	(485,128)	9,188	(475,940)
Other comprehensive loss	16	—	—	—	—	(11,712)	—	—	(11,712)	(406)	(12,118)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,057)	(7,057)
Dividends decreed	25	—	—	—	—	—	—	(15,385)	(15,385)	(30,000)	(45,385)

Balance at June 30, 2019		$82,600	$42,023	$234,567	$469,273	$(93,742)	$37,934	$(114,426)	$658,229	$(206,268)	$451,961

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the six months ended June 30, 2018
				Additional paid-in capital		Other comprehensive income (loss)			Equity attributable to owners of the Company	Non- controlling interest
	Notes	Common stock	Preferred stock	Common stock	Preferred stock	OCI Reserves	Revaluation	Retained earning (deficit)			Total equity
Balance at December 31, 2017		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$587,989	$1,415,650	$(75,950)	$1,339,700
Adjustment on initial application of new standards		—	—	—	—	—	—	(141,591)	(141,591)	(57,958)	(199,549)

Balance at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$446,398	$1,274,059	$(133,908)	$1,140,151
Net profit		—	—	—	—	—	—	(42,551)	(42,551)	10,579	(31,972)
Other comprehensive income for the period	16	—	—	—	—	12,586	—	—	12,586	39	12,625
Dividends decreed	25	—	—	—	—	—	—	(35,508)	(35,508)	(47,096)	(82,604)

Balance at June 30, 2018		$82,600	$42,023	$234,567	$469,273	$(46,598)	$58,382	$368,339	$1,208,586	$(170,386)	$1,038,200

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the six months ended June 30,
	Notes	2019	2018
Cash flows from operating activities:
Net loss for the year		$(475,940)	$(31,972)
Adjustments for:
Provision net of expected credit losses	9	37,600	1,934
Provision for expandable spare parts and suppliers obsolescence	1	276	102
Provision (recovery) for return conditions		11,646	(32,096)
Net provisions for legal claims	22	10,386	(1,892)
Depreciation and amortization		318,442	164,161
Impairment assets held for sale		205,784	—
Sale and leaseback transactions	12	(2,699)	—
Gains on disposal of assets		(5,345)	(14,852)
Loss on sale of subsidiary	1	3,314	—
Fair value adjustment of financial instruments		(637)	(46)
Interest income		(5,836)	(4,474)
Interest expense		147,425	107,003
Deferred tax	21	(1,295)	(13,538)
Current tax	21	15,057	17,216
Unrealized foreign currency gains		(1,774)	(19,112)
Changes in:
Accounts receivable		46,861	(43,257)
Expendable spare parts and supplies		(3,677)	4,073
Prepayments		7,952	(6,766)
Deposits and other assets		35,412	32,174
Accounts payable and accrued expenses		(46,337)	125,903
Air traffic liability		21,826	(25,872)
Frequent flyer deferred revenue		(993)	96,260
Provision for return conditions		(1,017)	(1,232)
Employee benefits		(11,696)	(18,936)
Income tax paid		(24,666)	(22,165)

Net cash provided by operating activities		$280,069	312,616
Cash flows from investing activities:
Restricted cash		4,807	323
Interest received		5,888	4,838

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the six months ended June 30,
	Notes	2019	2018
Advance payments on aircraft purchase contracts	12	(14,742)	(96,252)
Sale of advance on aircraft purchase contracts		30,311	—
Acquisition of property and equipment	12	(118,925)	(171,858)
Proceeds from sale of property and equipment		37,251	101,859
Investment in certificates of bank deposits		—	(10,036)
Redemption in certificates of bank deposits		10,119	—
Acquisition of intangible assets		(18,547)	(22,906)
Proceeds sales of investments	1	7,700	(1)

Net cash used in investing activities		$(56,138)	(194,033)

Cash flows from financing activities:
Proceeds from loans and borrowings	14	290,327	144,820
Repayments of loans and borrowings	14	(348,804)	(207,708)
Interest paid	14	(135,526)	(99,012)
Dividends paid		(2,212)	(8,378)
Dividends paid to minority shareholding	25	(30,000)	(47,096)

Net cash used in financing activities		$(226,215)	(217,374)
Net decrease in cash and cash equivalents		(2,284)	(98,791)
Effect of movements in exchange rates on cash held		(506)	(12,739)
Cash on deconsolidation of subsidiary	1	(9,531)	—
Cash and cash equivalents at beginning of year		273,108	508,982

Cash and cash equivalents at end of year		$260,787	$397,452

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Group” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

Synergy Aerospace Corp currently has the majority of the Group’s shareholding through BRW Aviation LLC, which is our direct controller. Since May 24, 2019, Kingsland Holdings, through its ownership of ordinary shares of Avianca Holdings and authority to vote the ordinary shares of Avianca Holdings S.A. owned by BRW Aviation LLC, has effective control of Avianca.

The following are the significant subsidiaries in the Group included within these condensed consolidated interim financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2019	2018
Avianca Ecuador	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	EE.UU.	100%	100%
Avianca Leasing, LLC	EE.UU.	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	EE.UU.	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Avianca Peru S.A.	Perú	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca, Avianca Ecuador, Avianca Perú, Taca International and Aviateca are member of Star Alliance, which give customers access to destinations and services offered by Star Alliance network, allowing customers to access all the destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include airlines such as Lufthansa, United Airlines, Thai Airways, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

The Group owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive payments and fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Sale of subsidiaries

On April 22, 2019, Grupo Taca Holdings Limited and Nicaragüense de Aviación S.A. Direct shareholders of Turboprop Leasing Company and Aerotaxis La Costeña S.A. they signed a contract of sale of shares of these companies incorporated in Bahamas and Nicaragua, respectively, to Regional Airlines Holding LLC, a company domiciled in Delaware, United States of America, which did not have direct participation of the companies but its own shareholders owned a 32% stake in Turboprop Leasing Company Ltd. and 31.92% in Aerotaxis La Costeña S.A. in accordance with the terms of the contract, the companies and the buyer made the sale on May 31, 2019.

As a result of the transaction, the Group loss the control and ceased to consolidate the Financial Statements of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A. on May 31, 2019.

The following is the summary of the movements in the financial statements due to the sale and the corresponding loss of control of Turbo Leasing Company Ltda. and Aerotaxis La Costeña S.A.

	Turboprop Leasing Company Ltd.	Aerotaxis La Costeña S.A.	Total desconsolidation
Amount of cash in the company	$6,642	$2,889	$9,531
Carrying amount of the company assets, without cash	28,199	6,928	35,127
Carrying amount of the company liabilities	(18,859)	(3,729)	(22,588)

Net assets of the subsidiary	15,982	6,088	22,070
Non-controlling interest	(5,114)	(1,943)	(7,057)

GTH / Nicaragüense de Aviación participation	$10,868	$4,145	$15,013

Received consideration
Portion of the consideration consisting of cash	$4,543	$3,157	$7,700
Portion of the consideration consisting of accounts receivables (1)	2,360	1,640	4,000

Fair value of the received consideration	6,903	4,797	11,700

Gains and loss on the sale of the subsidiaries	$(3,965)	$652	$(3,313)

(1)

This payment has a maximum term of 180 days after the sale of the companies to be received and depends on the sale of 2 aircraft. If the aircraft are sold for more than $ 4,000, the Group will receive only $ 4,000, but if they are sold for a lower value, the amount to be received will be for which the aircraft were sold.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

As of June 30, 2019, and December 31, 2018, Avianca Holdings S.A. had a total fleet consisting of:

	June 30, 2019			December 31, 2018
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318 (2)	10	—	10	10	—	10
Airbus A-319	23	4	27	23	4	27
Airbus A-320 (2)	35	26	61	35	26	61
Airbus A-320 NEO	3	4	7	3	4	7
Airbus A-321	7	6	13	7	6	13
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	3	6	9	3	7	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	6	—	6	5	—	5
Boeing 787-8	8	5	13	8	5	13
Boeing 787-9	—	1	1	—	—	—
ATR-42	—	—	—	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	—	—	—	13	—	13
Embraer E-190 (2)	10	—	10	10	—	10

	128	54	182	142	54	196

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases are recorded in the consolidated statement of financial position as part property and equipment-flight equipment, as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 3).

(2)	As of June 30, 2019, the Group has as assets available for sale 10 Embraer E-190, 10 Airbus A318 and 4 Airbus A320.

(2)	Basis of preparation of the condensed consolidated interim financial statements

Applied Professional Accounting Standards

(a)	Statement of compliance

The condensed consolidated interim financial statements as of and for the six months period ended June 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements as of and for the year ended December 31, 2018. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The condensed consolidated interim financial statements of the group as of and for the six months period ended June 30, 2019 were prepared and submitted by Management and authorized for issuing by the Board of Directors on August 14, 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for, certain land and buildings (classified as property), derivative financial instruments and plan assets, have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c)	Functional and presentation currency

The Group’s consolidated financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated financial statements:

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 100 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Group has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated financial statements within the next financial year:

•

The Group periodically evaluates Air traffic liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary.

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2018. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 12 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, the Company has generally identified the aircraft fleet type as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis, or on an interim basis whenever a triggering event occurs.

•

The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the local market rate.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

The Group estimated the breakage of miles, supported by a third valuation specialist to assist management in this process. The Group considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

•

The Group recognizes a provision in the balance sheet when a third-party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e)	Reclassifications

Reclassification have been made to the prior year consolidated financial statements to conform to the current period presentation:

•

“Accounts payable” in the amount of $68,302 in the consolidated statements financial position and “Accrued expenses” in the amount of $12,182 were reclassified into “Employee benefits” at December 31, 2018 to reflect the short term obligation directly related to the employees in the corresponding item, these include salaries, vacations, bonuses and other contributions.

(f)	Going Concern

On November 29, 2018, BRW Aviation LLC, our directly controlling holding (“BRW Aviation”), as borrower, and BRW Aviation Holding LLC (“BRW”), as guarantor, entered into a loan agreement (the “United Loan Agreement”), with United Airlines, Inc. (“United”), as lender, and Wilmington Trust, National Association, as administrative and collateral agent (“Wilmington”). Neither Avianca Holdings nor any of its subsidiaries are party to the United Loan and they are not obligors thereunder.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Under the terms of the United Loan Agreement, BRW pledged to Wilmington, as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 78.1% of our common shares), among other assets, as security for BRW’s obligations under the United Loan Agreement.

On April 10, 2019, BRW and United informed Avianca Holdings that BRW was not in compliance with the collateral coverage ratio covenant under the United Loan and that no waiver was in place for such non-compliance. As of June 30, 2019, BRW is still not in compliance with the collateral coverage ratio covenant under the United Loan. The breach of collateral coverage ratio constitutes an event of default under the United Loan Agreement. The existence of one or more events of default under the United Loan Agreement entitles United, or its collateral agent, to take enforcement action in relation to 78.1% of Avianca Holding’s common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of Avianca Holdings or selling such control to a third party.

Following defaults by BRW under the United Loan Agreement, United accelerated the United Loan Agreement and, on May 24, 2019, commenced the exercise of remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland Holdings Limited (“Kingsland”) as BRW’s manager and, as a result, BRW Holding lost the right to direct the manner in which BRW votes the shares subject to the pledge. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the pledged shares), Kingsland assumed voting control over Avianca Holdings.

If United or its collateral agent were to take enforcement action on the share pledge, it could negatively affect our financing agreements and other contracts. As a result, a change in control of Avianca Holdings, could adversely affect our financial and operational performance and affect our ability to continue as a going concern.

Our 8.375% Senior Notes due 2020 contain a change of control repurchase provision which provides that if there is a rating downgrade in such notes by each rating agency that rates the notes, and such downgrade results from a change of control, we will be required to offer to all holders of such notes the right to sell such notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest.

In April 2019, Avianca Holdings received reservation of rights letters from two facility agents in its Export Credit Agencies (“ECA”) financings. The mentioned reservation of rights letters is related to the acquisition of certain ATR turboprop aircraft by Synergy Aerospace Corp. (“Synergy”), which are not operated by Avianca. In those letters, the facility agents state that Synergy Aerospace has failed to comply with certain obligations under other transactions that are supported by the ECAs. Likewise, certain of our ECA counterparties notified us that an event of default has occurred

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

under their respective facilities due to the initial transfer of common shares of Avianca Holdings from Synergy to BRW in November 2018. Certain ECA counterparties have also notified us that we are in default under the ECA loan agreements and related lease agreements, because of our suspension of payments under certain of our debt instruments and our initiation of negotiations with creditors for the rescheduling or profiling of certain indebtedness. However, such ECA counterparties have indicated that they will refrain, at this time, from taking any action in response.

Our or Synergy’s non-compliance of its ECA obligations could cause a potential default under Avianca Holdings’ ECA contracts. The aggregate principal amount of our indebtedness in relation to ECA contracts that could be affected by this non-compliance resulting potential default provisions is $842.3 million out of which, as of June 30, 2019, $687.5 million have been reclassified under current liabilities in accordance with the ordinary amortization schedule.

The above referenced default of Synergy and ratings downgrade have prevented us from consummating certain anticipated transactions that we expected would have resulted in a significant improvement in our liquidity. Additionally, the foregoing events severely impacted our efforts to refinance near-term maturities of existing debt and our ability to finance capital expenditures. Consequently, our board of directors adopted a transformation plan, which we refer to as the “Avianca 2021” strategic plan, designed to improve operational efficiencies, and reprofile our financial obligations. As such, on June 25th we unilaterally suspended aircraft operating lease as well as debt amortization payments as we seek to obtain deferrals from creditors holding approximately $2,924 billion in debt of which $2,484 billion represent long term debt, under various debt, lease and other agreements, including (i) unsecured revolving lines of credit, (ii) letters of credit, (iii) loans owed to aircraft, (iv) secured loans owed to non-aircraft secured lenders, (v) unsecured loans owed to non-aircraft unsecured lenders and (vi) payments owed to aircraft manufacturers and other vendors. The amount of operating leases deferred to date amount to $4.5 million. The aggregate amount of the deferrals we are currently seeking totals approximately $270 million.

Further, the majority of our financing arrangements and aircraft leases, subleases and their complementary agreements contain covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, create liens and make certain investments (See note 26). Some of these covenants require that we comply with specified financial ratios, including an EBITDAR coverage ratio of not less than 1.5 to 1.00, a capitalization ratio of not more than 0.86 to 1.00, and a minimum liquidity level of $350 million, in addition to other negative and affirmative covenants. As of June 30, 2019, our EBITDAR coverage ratio was 1.84 to 1.00, our capitalization ratio was 0.91 to 1.00, and our liquidity level was $340 million. As such we are currently in breach of our capitalization ratio and liquidity covenants.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The aggregate principal amount of our indebtedness in payment default, covenant default or cross default as of June 30th 2019 is $2,924 billion, of which $2,914 billion is secured indebtedness. The above referenced situations and defaults could result in the acceleration of our other indebtedness and in the execution against any collateral securing such indebtedness which would affect our financial and operational performance and affect our ability to continue as a going concern.

Some of the actions taken by the management of Avianca Holdings are:

•

Avianca Holdings has executed amendments to some of its more significant financing agreements, and is currently negotiating with respect to some others, in order to include United and its subsidiaries, the collateral agent and the independent third party, each pursuant to the United Loan, as permitted holders under such financing agreements in order that enforcement actions, such as the voting of the shares of Avianca Holdings by United, such collateral agent or such independent third party, would not constitute a change of control under any such financing agreement of Avianca Holdings.

•

In particular, Avianca Holdings has obtained an amended credit and guaranty agreement as well as an acknowledgment by Banco de Bogota, which solve the noncompliance of the company under the Banco de Bogota loan for the December 31, 2018, and an amended agreement as well an acknowledgment by Deutsche Bank AG, London Branch, which solve the noncompliance of the company under the loan agreement entered by USAVFLOW, as borrower, Avianca Holdings S.A., Taca International Airlines, S.A., Avianca Costa Rica S.A., and Avianca Peru S.A., as guarantors and Citibank N.A., as administrative agent, dated December 12, 2017.

•

The abovementioned amendments, and others we are currently negotiating would permit United to enforce under the share pledge in connection with the United Loan to take ownership of the shares of Avianca Holdings without causing a change of control under any of the financing agreements of Avianca Holdings.

•

Avianca Holdings’ management has announced and is currently implementing the “Avianca 2021” plan designed to improve operational efficiencies, strengthen our financial position and liquidity, and improve our results of operation. As first measures under such plan, Avianca Holdings’ board of directors appointed a new executive management team led by Mr. Anko van der Werff, as Chief Executive Officer, and Mr. Adrian Neuhauser, as Chief Financial Officer. Our board of directors also modified our strategy to focus on Bogotá as our primary strategic hub, as well as to focus on our overall profitability and cost-efficiency, deleveraging our balance sheet and revising our aircraft fleet plans.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

In line with the “Avianca 2021” plan management took the decision to sell 24 aircraft from Avianca Holdings Fleet, 10 Embraer E190, 10 Airbus A318 and 4 Airbus 3 A320. We estimate that the sale of such Aircraft will generate approximately $226 million of adiditional liquidyt and reduce total long term debt by approxiamtly $127 million.

•

In connection with the “Avianca 2021” plan, the management has also implemented a plan to re-profile the Company’s capital structure, aimed to improve our liquidity and financial position. As part of this re-profiling plan, we are currently negotiating deferrals or other consents or waivers from creditors, including lease payment obligations, under various debt, lease and other agreements, including (i) unsecured revolving lines of credit, (ii) letters of credit, (iii) aircraft operating leases, (iv) loans owed in connection with the financing of aircraft, (v) secured loans owed to non-aircraft secured lenders, (vi) unsecured loans owed to non-aircraft unsecured lenders, and (vii) payments owed to aircraft manufacturers and other vendors. The aggregate amount of the deferrals we are currently seeking totals approximately $270 million.

Further, as announced on the 24th of May United and Kingsland have indicated that they would be willing to offer new financing to Avianca, if required and requested, of up to $250 million, provided that certain commitments are assumed by other interested parties.

Finally, Avianca Holding S.A. announced on 14th of August its offer to exchange any and all $550,000,000 of its existing 8.375% Senior Notes due May 2020 on a par for par basis for up to $550,000,000 of new 8.375% Senior Secured Notes due May 2020, aligned with our Company’s re-profiling program. The Secured Notes will provide for automatic conversion into an equivalent principal amount of new 9.00% Secured Notes due May 2023, upon successfully achieving the reprofiling.

As such, the management of Avianca Holdings has assessed the risks described above and considers that it has the ability to continue as a going concern, which is the basis for the preparation of these financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(3)	New and amended standards and interpretations

3.1	Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2019. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4 which determines whether an Agreement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 that evaluates the substance of transactions that involve the legal form of a lease. The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to consider most of the leases in a single model, recognized in the Statement of Financial Position.

The lessor’s accounting under IFRS 16 remains substantially unchanged from IAS 17. Lessors will continue to classify leases as operating or financial leases using principles similar to those in IAS 17.

The group has applied IFRS 16 using the modified retrospective approach, according to which the cumulative effect of the initial application was recorder at January 1, 2019. In this case, the comparative information for 2018 has not been restated.

The Group also chose to use the recognition exemptions for lease agreements, which on the start date, have a term of 12 months or less and do not contain a purchase option (short-term leases), and leases for which the underlying asset is of low value (low value assets).

Nature of the effects of adoption of IFRS 16

In January 2016, the IASB issued IFRS 16, which establishes a comprehensive model for the identification of lease agreements and their treatment in the financial statements of both lessees and lessors.

IFRS 16, Leases, must be applied as of January 1, 2019. The new standard requires that lessees recognize an asset and liability for use right in the balance sheet for all contracts that qualify as leases (with the exception of short-term leases for which the underlying asset is of low value) start date of the lease and recognize expenses in the income statement.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The lease liability is measured at the present value of the outstanding lease payments. Lease payments will include fixed payments, variable payments based on an index or rate, reasonably secure purchase options, termination fines, fees paid by the lessee to the owners of a special purpose entity for the restructuring of the transaction, and probable. The amounts that the lease will owe under a residual value guarantee. The lease payment does not include the payment of a variable lease other than those that depend on an index or rate, no guarantee on the part of the lessee of the lessor’s debt, or any amount assigned to the components without a lease.

The group initially measures the value of the right-of-use assets by the value of the lease liability and includes the value of the payments made before the start of the lease, any initial direct costs incurred by the lessee.

The Group completed its assessment of the impacts of the adoption of IFRS 16 in its consolidated financial statements. The evaluation included the following activities:

Aircraft leases

As of January 1, 2019, the Group had 54 aircraft under operating leases, and the Group registered such aircraft as assets and liabilities of the Group’s right of use with the requirement of the new standard.

The assets by right of use will be accounted for in accordance with IAS 16, Property, Plant and Equipment. Aircraft registered as a right of use will be depreciated over the term of the lease and any qualifying maintenance event will be capitalized and depreciated over the expected lease term and the expected maintenance life.

Real estate leases

The Group has leases related to the operations space of the airport terminal and other real estate. For leases related to the terminal’s operations space, there are usually effective replacement rights in the hands of the lessor and, therefore, these are not considered the lease requirements according to the standard. Airport terminal contracts with variable lease payments are also excluded, and variable lease payments, other than those based on an index or rate, are related to the measurement of the lease liability. Leases of properties that were recorded as right-of-use assets and lease liabilities according to the new standard that relates to the Group’s offices.

Other leases

Other leases related to vehicles, machinery, technology. They have been evaluated, discarding short-term contracts and low-value assets, and contracts associated with vehicles are mainly recognized as assets with right of use.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Sale and Leaseback transactions

Prior to the adoption of the New Lease Standard, the gains on sale and leaseback transactions of finance lease were deferred and recognized in the income statement over the term of the lease. Profits from sale and leaseback transactions that result in an operating lease are recognized immediately in the income statement without being deferred. Under the New Standard, gains on sale and leaseback transactions with retroactive lease (subject to adjustments for non-market terms) are recognized immediately if they comply with the requirements of IFRS 15.

At December, 31, 2018 the Group had a deferred gain for $49,242 for previous sale and lease back transactions that subsequent lease was accounted for as a sale and a finance lease applying IAS 17, the group choose not evaluate the sale transactions with the subsequent lease made prior to determine whether the transfer of the asset meets the requirements of IFRS 15 shall be accounted for as a sale, because we choose account for the subsequent lease in the same way as to account for any other financial lease that exists on the date of initial application; and we will continue to amortize any gain on the sale over the term of the lease.

Impacts due to the adoption of the standard (January 1, 2019)

The effects of the adoption of the standard in the Group’s Statement of Financial Position were as follows:

	Reported 2018	Application of the new standard (1)(2)	Adjusted Balances
Total Assets	7,118,643	1,079,733	8,198,376
Total Liabilities	6,126,182	1,079,733	7,205,915
Total Equity	992,461	—	992,461

(1)	The adjustment corresponds to $1,010,200 recognized as assets and liabilities for the right to use aircraft leases, which are presented as Property and Equipment as flight equipment.
(2)	The adjustment corresponds to $69,533 recognized as assets and liabilities for the right to use leases on non-aeronautical assets, which are presented into other property.
(3)	The adjustment has not impact in deferred tax.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impacts for the six-months period ended June 30, 2019

The effects of adopting the standard in the consolidated comprehensive income statement were as follows:

	Balances as of June 30, 2019 without IFRS 16	Application adjustment of the new standard	Balances as of June 30, 2019
Operating revenue	$2,266,805	$—	$2,266,805
Operational expenses:
Ground operations	248,738	(7,847)	240,891
Aircraft rentals	129,240	(125,545)	3,695
Depreciation (1)	409,830	114,396	524,226
Other operating expenses	1,801,008	—	1,801,008

Total operating expenses	2,588,816	(18,996)	2,569,820

Operating (loss) profit	(322,011)	18,996	(303,015)
Interest expense	(120,213)	(27,212)	(147,425)
Foreign exchange	(19,488)	544	(18,944)
Other income and non-operating expenses	7,206	—	7,206

Loss before taxes	(454,506)	(7,672)	(462,178)
Income tax expense	(13,762)	—	(13,762)

Net loss for the year	$(468,268)	$(7,672)	$(475,940)

(1)

The accumulated depreciation expense of 2019 related to the rights of use according with IFRS 16, corresponds to the first quarter of 2019 of $59,103, second quarter 2019 of $55,293 for an accumulated total of $114,396.

The effects of the adoption of the standard in the State of cash flows were the following:

Balances as of June 30, 2019
Net cash provided by operating activities	$133,392
Net cash used in financing activities	$(133,392)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Summary of the new accounting policy

The following is a summary of the Group’s new accounting policies after the adoption of IFRS 16:

Assets by right of use

The Group recognizes the assets for right of use on the start date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any new measurement of lease liabilities. The cost of the assets with the right to use includes the amount of the recognized lease liabilities, the initial direct costs incurred, and the lease payments made on or before the start date, less the lease incentives received. The assets recognized by right of use are depreciated in a straight line during the shortest period of their estimated useful life and the term of the lease. The assets by right of use are subject to deterioration.

Lease liabilities

On the start date of the lease, the Group recognizes the lease liabilities measured at the present value of the lease payments that will be made during the term of the lease. Lease payments include fixed payments and variable lease payments that depend on an index or a rate.

Lease payments also include the price of a purchase option that the Group can reasonably exercise and penalty payments for terminating a lease.

Variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

(4)	Segment information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the six months ended June 30, 2019 are as follows:

	For the six-month period ended June 30, 2019
	Air transportation	Loyalty	Eliminations	Consolidated
Operating revenue:
External customers	$2,106,889	$159,916	$—	$2,266,805
Inter-segment	68,486	609	(69,095)	—

Total operating revenue	2,175,375	160,525	(69,095)	2,266,805
Operating expenses	2,023,352	91,337	(69,095)	2,045,594
Depreciation and amortization	523,340	5,895	(5,009)	524,226

Operating (loss) profit	(371,317)	63,293	5,009	(303,015)

Interest expense	(128,534)	(18,891)	—	(147,425)
Interest income	4,749	1,087	—	5,836
Derivative instruments	637	—	—	637
Foreign exchange	(18,924)	(20)	—	(18,944)
Income tax expense	733	—	—	733

Net (loss) profit for the period	(13,797)	35	—	(13,762)

	$(526,453)	$45,504	$5,009	$(475,940)
Total Assets	$7,584,909	$259,343	$(231,414)	$7,612,838

Total Liabilities	$6,403,083	$929,411	$(171,617)	$7,160,877

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the six months ended June 30, 2018 are as follows:

	For the six-month period ended June 30, 2018
	Air transportation	Loyalty	Eliminations	Consolidated
Operating revenue:
External customers	$2,217,235	$150,426	$—	$2,367,661
Inter-segment	74,008	2,008	(76,016)	—

Total operating revenue	2,291,243	152,434	(76,016)	2,367,661
Operating expenses	2,086,698	96,189	(76,178)	2,106,709
Depreciation and amortization	163,953	6,597	(6,389)	164,161

Operating profit	40,592	49,648	6,551	96,791

Interest expense	(92,667)	(14,336)	—	(107,003)
Interest income	3,689	785	—	4,474
Derivative instruments	(469)	—	—	(469)
Foreign exchange	(22,069)	(18)	—	(22,087)
Income tax expense	(3,680)	2	—	(3,678)

Net (loss) profit for the period	$(74,604)	$36,081	$6,551	$(31,972)

Total Assets – December 2018	$7,098,272	$248,937	$(228,566)	$7,118,643

Total Liabilities – December 2018	$5,426,718	$862,834	$(163,370)	$6,126,182

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Group’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the six months ended June 30, 2019, and 2018 are as follows:

	For the six months ended June 30,		For the three months between April 1 and June 30,
	2019	2018	2019	2018
United States of America	$223,075	$288,933	$105,152	$142,579
Central America and the Caribbean	265,825	296,131	104,635	150,988
Colombia	1,079,950	1,105,610	590,060	586,967
South America (excluding Colombia)	351,048	485,859	162,628	231,074
Other	346,907	191,128	153,577	87,659

Total operating revenue	$2,266,805	$2,367,661	1,116,052	$1,199,267

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area. Within the aggregations there are no significant countries individually.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, March and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as defined by IAS 34.

(6)	Foreign exchange

For the six-months period ended June 30, 2019, the Group recognized a net loss of $18,944, mainly as a result of the revaluation of the Colombian peso against the US dollar of 1.4%, compared to the exchange rate as of December 31, 2018. For the six-months period ended June 30, 2018, the Group recognized a net loss of $22,087, mainly as a result of the revaluation of the Colombian peso against the US dollar of 1.8%, compared to the exchange rate as of December 31, 2018.

(7)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits. These benefits are unfunded as of December 31, 2018. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by CAXDAC. Plan assets are not available to the creditors of the Group, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The discount rate indexed by Colombian Government bonds was 7.02 % and 7.32% as of June 30, 2019 and December 31, 2018, respectively

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of June 30, 2019, December 31, 2018 and June 30, 2018 are as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Cash on hand and bank deposits	$217,546	$264,565	$360,734
Demand and term deposits (1)	43,241	8,543	36,718

Cash and cash equivalents	260,787	273,108	397,452
Restricted cash	103	4,843	5,237

Cash and cash equivalents and restricted cash	$260,890	$277,951	$402,689

(1)

As of June 30, 2019, and December 31, 2018, within the cash equivalents, there are demand and term deposits that amounted to $43,241 and $8,543, respectively. The use of term deposits depends on the cash requirements of the Group. As of June 30, 2019, term deposits accrue annual interest rates between 9.35% and 9.36% in Colombian pesos and between 2.32% and 5.12% in dollars. As of December 31, 2018, term deposits accrue annual interest rates between 2.61% and 4.85% in Colombian pesos and between 2.05% and 4.59% in dollars.

(9)	Trade and other receivables

Trade and other receivables as of June 30, 2019 and 2018 are as follows:

	June 30, 2019	December 31, 2018
Trade	$240,430	$258,186
Employee advances	3,886	4,848
Other (1)	71,138	73,056

	$315,454	$336,090
Less Allowance for expected credit losses	(47,739)	(12,430)

Total	$267,715	$323,660

Net current	$245,211	$288,157
Net non current	22,504	35,503

Total	$267,715	$323,660

(1)	Corresponds mainly to amounts charged to Rolls Royce to contractual rights acquired in connection with failures in Trent 1000 engines.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes during the year in the allowance as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Balance at beginning of year	$12,430	$13,180	$13,180
Adjustment implementation IFRS 9	—	(216)	(216)
Bad debt expense (1)	37,600	4,526	1,934
Reversion against the allowance	(2,291)	(5,060)	(1,658)

Total	$47,739	$12,430	$13,240

(1)

As June 30, 2019, includes impairment of the account receivable assigned by Grupo Aeromar SA de CV to Chelsea Securities, S.A., originated in a potential investment of the AVH Group in the Mexican market, project that decided not to continue ($34,980).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of related party transactions for the periods ended June 30, 2019, 2018 and December 31, 2018:

Company	Country	June 30, 2019				December 31, 2018		June 30, 2018
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
OceanAir Linhas Aéreas, S.A.	Brazil	5,746	3,115	6,181	19,817	6,199	1,078	8,436	12,850
Transportadora del Meta S.A.S.	Colombia	—	705	10	2,397	13	569	4	2,254
Empresariales S.A.S.	Colombia	1	307	—	1,292	—	364	4	1,963
Global Operadora Hotelera S.A.S	Colombia	8	589	3	1,481	9	532	3	10
Corp. Hotelera Internac S.A.	El Salvador	—	213	—	504	—	203	—	386
Little Plane Six Limited	Bahamas	882	600	—	—
Other		77	30	3	19	69	81	492	273

Subtotal		$6,714	$5,559	$6,197	$25,510	$6,290	$2,827	$8,939	$17,736

		Receivables	Payables			Receivables	Payables
Short–term		$6,714	$5,559			$6,290	$2,827

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Corporación Hotelera Internacional S.A. Global Operadora Hotelera S.A.S.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization (recuperação judicial)

On December 10, 2018, Oceanair Linhas Aéreas SA, a Brazilian airline that licenses the “Avianca” brand, together with AVB Holding SA, its parent entity, filed a petition for judicial restructuring before the First Bankruptcy Court of the Central District Court of the District of State of Sao Paulo, Brazil. The judicial recovery plan was approved at a general meeting of creditors on April 5, 2019. • On April 12, 2019, judicial recovery was granted and the judge ratified the judicial recovery plan; • Swissport, one of the creditors, filed an interlocutory appeal against the decision that ratified the judicial recovery plan and requested a court order to suspend the auction of isolated productive units (UPI); • The São Paulo State Court granted the mandate of Swissport and suspended the UPI auction until a final resolution on the appeal is pending; • Oceanair and AVB appealed against the suspension of the auction and the São Paulo State Court granted the appeal to allow Oceanair and AVB to proceed with the auction of seven UPIs, which contain airport spaces and the “Amigo Program”; • On July 10, 2019, Oceanair and AVB sold five of their seven UPIs at auction. Gol acquired 3 UPI and Latam 2 UPI; • The ruling on the appeal regarding the approval of the judicial recovery plan was scheduled for July 29, 2019, where there was no unanimous decision and • The appeal ruling will continue August 27, 2019.

To date, the group has signed contracts with Oceanair for logistics, marketing, advertising, maintenance and training services. The group has signed a license agreement with Oceanair for the use of the Avianca brand in Brazil. In addition, the group leases aircraft to Oceanair (See Note 23). On November 4, 2014, Tampa Cargo S.A signed a capacity reservation agreement with Oceanair Linhas Aéreas S.A obtaining priority rights and a minimum cargo transport capacity guaranteed on certain flights of the airline. These contracts to date are valid, however, due to the current situation of Oceanair, they are mostly not being executed.

Transportadora del meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Key management personnel compensation expense

During the six months periods ended June 30, 2019 and 2018 the short-term employee benefits for key management personnel are $14,442 and $16,871. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

Following the detail for short-term compensation:

	June 30, 2019	June 30, 2018
Salaries	$6,592	$7,063
Bonuses	5,588	7,966
Social benefits	1,861	1,587
Loans	270	244
Compensation	131	8
Others	—	3

Total	$14,442	$16,871

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(11)	Deposits and other assets

Deposits and other assets as of June 30, 2019 and December 31, 2018 are as follows:

	Notes	June 30, 2019	December 31, 2018
Short term:
Deposits with lessors (1)		$12,811	$15,535
Short term investments (2)		57,187	59,847
Guarantee deposits (3)		2,782	2,283
Others (4)		17,573	9,542

Subtotal		90,353	87,207
Fair value of derivative instruments	17	3,511	2,566

Total		$93,864	$89,773

Long term:
Deposits with lessors (1)		$29,863	$73,569
Long term investments – restricted (2)		—	7,459
Guarantee deposits (3)		12,527	14,715
Others (4)		20,392	14,983

Subtotal		62,782	110,726

Fair value of derivative instruments	17	68	4,778

Total		$62,850	$115,504

(1)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Group upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

The variation corresponds to the change of guarantee on the debt since now the group constitutes letters of credit with the same lessor in order to ensure the payments.

(2)

Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Group’s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	It mainly corresponds to guarantee deposits pending return with Airbus for delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

(12)	Property and equipment, net

The main additions correspond to:

•

Flight equipment: During the six months ended June 30, 2019, the Group acquired one Boeing 787-9 aircraft for $77,673 under operating lease and one Airbus A300 aircraft, for $14.495. During the six months ended June 30, 2018, the Group acquired two aircraft A-330-300 and two aircraft A-321-200, under financial leases for $252,630.

•

Capitalized maintenance: Additions reported for the six months ended June 30, 2019 and 2018 correspond mainly to major repairs of the fuselage for $22,032 and $4,516, respectively, and major engine repairs for $77,952 and $100,214, respectively.

•

Reimbursement of predelivery payments (PDP’s): In the item of aircraft advances, as of June 30, 2019 and 2018, the Group capitalized loan costs of $11,011 at an average interest rate of 7.05% and $6,670 at an interest rate average of 7.23%, respectively.

During the six months ended June 30, 2019, the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 Boeing 787-9 aircraft to Valderrama Aviation Limited, therefore, $90,312 related to this event were disposal.

•	Others: During the six months ended June 30, 2019 the following capitalizations can be highlighted:

•	Aircraft tools: $6,053

•	BFE process-assembly: $4,358

•	Security equipment: $1,847

•	Improvement property $1,596

•	On board service equipment: $682

•	Machinery and ramp equipment: $ 273

•	Furniture and office equipment $215

•	Communication and computer equipment $198

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impairment

Impairment of property administrative located in Venezuela $14,867, taking into consideration the significantly high levels of inflation that exist in Venezuela and the volatility of foreign currency exchange rates resulting from continued political instability, we recorded impairment charges of our five offices in Venezuela. As a result of these impairment charges the remaining carrying value of these administrative property is zero.

Sale and Leaseback transactions

See changes with application under IFRS 16-Lease Agreements (see note 3)

During the six months ended at June 30, 2019, the group have not executed lease back transactions.

During the year ended December 31, 2018, the Group obtained a gain of $70,070 related to sale and leaseback transactions:

•

Transaction results in a financial lease: $53,990 was recognized as financial leasing and it has been deferred and will be amortized over the term of financing, $2,699, $4,747 and $14,852 were recognized in the consolidated statement of comprehensive income, as amortization in June 2019, December 2018 and June 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of June 30, 2019 and December 31, 2018 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotables Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276
Adoption IFRS 16 (see note 3)	1,010,200	—	—	—	—	69,533	1,079,733

January 1, 2019	$6,254,360	$791,004	$225,841	$260,000	$135,838	$332,966	$8,000,009
Additions	90,166	102,154	9,379	14,742	—	15,833	232,274
Disposals	(14,757)	(58,442)	(7,394)	(90,312)	—	(8,961)	(179,866)
Transfers	6,181	(1,890)	—	(4,149)	—	(142)	—
Sale of subsidiaries	(31,270)	(5,424)	(198)	—	—	(2,705)	(39,597)
Transfers to assets held for sale	(549,000)	(193,859)	(20,086)	—	—	(2,398)	(765,343)

June 30, 2019	$5,755,680	$633,543	$207,542	$180,281	$135,838	$334,593	$7,247,477

Accumulated depreciation:
December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959
Additions	171,449	81,108	15,708	—	721	15,828	284,814
Impairment	205,783	—	—	—	14,867	—	220,650
Disposals	(13,381)	(55,924)	(1,506)	—	—	(972)	(71,783)
Transfers	943	(943)	—	—	—	—	—
Sale of subsidiaries	(11,162)	(3,568)	(34)	—	—	(1,670)	(16,434)
Transfers to assets held for sale	(384,998)	(135,127)	(16,377)	—	—	(2,392)	(538,894)

June 30, 2019	$996,825	$250,522	$55,029	$—	$26,377	$156,559	$1,485,312

Net:
December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317

June 30, 2019	$4,758,855	$383,021	$152,513	$180,281	$109,461	$178,034	$5,762,165

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of June 30, 2018 and December 31, 2017 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotables Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	267,160	112,715	17,123	96,252	134	23,821	517,205
Disposals/Transfers	(12,677)	(4,719)	(14,437)	(2,351)	(134)	(9,920)	(44,238)

June 30, 2018	$5,063,368	$663,615	$221,753	$253,204	$158,217	$308,207	$6,668,364

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	83,159	49,760	5,473	—	1,295	10,681	150,368
Disposals/Transfers	(1,127)	(1,280)	(9,025)	—	1,224	(1,498)	(11,706)

June 30, 2018	$906,806	$319,260	$64,008	$—	$13,073	$149,896	$1,453,043

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

June 30, 2018	$4,156,562	$344,355	$157,745	$253,204	$145,144	$158,311	$5,215,321

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(13)	Assets held for sale

Assets held for sale as of June 30, 2019 and December 31, 2018 consisted of the following assets:

	June 30, 2019	December 31, 2018
Flight Simulators (1)	$—	$31,580
Airbus aircraft (2, 3)	163,123	—
E-190 aircraft (2, 3)	63,327	—

Total assets held for sale	$226,450	$31,580

(1)

The Group signed a sale agreement on January 30, 2019 with CAE International Holdings Ltd., agreeing to sell (10) ten flight simulators belonging to the Group. As of June 30, 2019, the flight simulators were sold, and this operation generated a gain on sale of $5,970.

(2)

The Group decided to begin the process of selling 10 Airbus 318, 4 Airbus 320 and 10 Embraer 190 in accordance with the business transformation plan where greater efficiency of the operated fleet is sought. This sales process will be progressive and will begin in August 2019 and will be subject to customary closing conditions. This plan seeks to reduce the families of aircraft and the oldest aircraft for increasing our efficiency.

(3)

An impairment loss of $ 205,783 has been recognized under the heading “Depreciation, amortization and impairment”, related to the comparison of the carrying amount of the aircraft indicated in the preceding paragraph to the lowest value between their carrying amount and the fair value less selling costs.

(4)	The assets classified as held for sale belong to the operating segment of air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(14)	Long–term debt

Loans and borrowings, measured at amortized cost, as of June 30, 2019 and December 31, 2018 are summarized as follows:

	Notes	June 30, 2019	December 31, 2018
Current:
Short–term borrowings and current portion of long–term debt		$3,092,293	$589,366
Current portion-bonds		584,841	37,376
Short-term aircraft rentals - right of use (1)		140,184	—
Short-term other rentals - right of use (1)		7,354	—

		$3,824,672	$626,742

Noncurrent:
Long–term debt		$373,705	$2,830,922
Noncurrent portion-bonds		—	549,916
Long-term aircraft rentals (1)		851,429	—
Long-term other rentals (1)		56,847	—

		$1,281,981	$3,380,838

(1)	As of January 1, 2019, as a result of the adoption of IFRS 16, the group recognize leases liabilities in connection with the right of use of assets recognize (see note 3).

Non-compliance debt

As of June 30, 2019, we have reclassified our long-term to short-term debt for $2,484,086 originated in the situations described in note 2(f).

As such, on June 25th we unilaterally suspended debt amortization payments for $37,320 that represents a total debt amount of $1,135 million.

Additionally, the amount of operating leases without payment to date amount to $4.5 million. The debt related to these leases; its long-term portion is not reclassified as its accelerated payment by the lessors is not required.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Terms and conditions of the Group’s outstanding obligations for periods ended June 30, 2019 and December 31, 2018, without consider the reclassification currently presented for the non-compliance events described in note 2 (f), are as follows:

		June 30, 2019
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2020	6.28%	128,324	120,738
Long–term debt	2029	4.81%	5,204,293	3,345,260
Bonds–Colombia	2019	9.87%	83,093	28,534
Bonds– Luxembourg	2020	7.95%	550,000	556,307
Aircfart rentals	2029	4.83%	1,101,440	991,613
Others rentals	2037	7.37%	82,173	64,201

Total			$7,149,323	$5,106,653

		December 31, 2018
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2019	5.81%	$130,858	$119,866
Long–term debt	2029	4.76%	5,249,987	3,300,422
Bonds–Colombia	2019	9.87%	81,966	28,147
Bonds– Luxembourg	2020	7.95%	550,000	559,145

Total			$6,012,811	$4,007,580

Bellow we present the detail of the debt balance by type of loan:

	June 30, 2019	December 31, 2018
Aircraft	$2,419,552	$2,396,748
Corporate	1,046,446	1,023,540
Bonds	584,841	587,292
Use rights IFRS 16	1,055,814	—

	$5,106,653	$4,007,580

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts denominated in Euros.

The main additions for the six months ended at June 30, 2019 and 2018 corresponds to:

•	Loans (financial leasing) to finance the purchase of aircraft:

•	During 2019, the Group obtained $161,033 under loans in order to refinance three A319 and nine A320 aircraft.

•	During 2018, the Group obtained $249,094 in loans to finance the purchase of two A321 and two A330.

•	Loans for general purposes of :

•

During 2019, the Group also obtained $138,294 for general working purposes. Mainly these loans are acquired by LifeMiles, $100,000 at a rate Libor + 5.5 for a term of 3 years, with the purpose of paying dividends.

•

During 2018, the Group also obtained $144,821 for general purposes working capital. Mainly these loans are acquired by LifeMiles, $ 95,000 at a rate Libor + 5.5 for a term of 4 years, with the purpose of paying dividends.

Senior bonds

As of June 30, 2019, and December 31, 2018 the Senior Notes outstanding, and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	Balance as of
			June 30,	December 31,
			2019	2018
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$556,307	$559,145

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

Local bonds

As of June 30, 2019, and December 31 2018, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of
			June 30,		December 31
			2019		2018
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	—	—	—
Avianca	Series B	158,630	—	—	—	—
Avianca	Series C	266,370	90,566	28,534	90,566	28,147

Total				28,534		$28,147

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of June 30, 2019, and December 31, 2018, the Group had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $258,309, and $423,880, respectively. As of June 30, 2019, and December 31, 2018, there were $22,750, and $109,059 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Group may withdraw funds if it has working capital requirements.

Future payments on long–term debt

As of June 30, 2019, we have reclassified our long-term to short-term debt for $2,484,086 originated in the situations described in note 2(f).

The following future payments are in accordance with the classification mentioned above, future payments including interests on long–term (reclassified to short term) debt for the periods ended June 30, 2019 as follows:

	Years
	One (1)	Two	Three	Four	Five and thereafter	Total
June 30, 2019	$2,971,555	$80,516	$76,299	$272,265	$2,046	$3,402,681

As indicated in note 2 (f), the management has implemented a plan to re-profile the Group’s capital structure, aimed to improve our liquidity and financial position. In accordance with the progress of this plan, future payment flows of our long-term debt will be adjusted again.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	This include just the current portion of long term debt. We have short term debt of $120,738 that is not part of this disclosure.

Future payments including interests on bonds for the periods ended June 30, 2019 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
June 30, 2019	$624,815	$—	$—	$—	$—	$624,815

Future payments on including interests 54 aircraft leasing NIIF 16 for the periods ended June 30, 2019, are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
June 30, 2019	$237,132	$243,739	$202,366	$152,936	$456,367	$1,292,540

Future payments on including interests other leasing NIIF 16 for the periods ended June 30, 2019 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
June 30, 2019	$11,321	$13,997	$16,260	$17,512	$25,615	$84,705

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at June 30, 2019

	January 1, 2019	Adoption IFRS 16	New acquisitions	New Leases (1)	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others	Reclassification (3)	June 30, 2019
Current interest-bearing loans and borrowings (excluding items listed below)	$119,866	$—	$26,464	$—	$3,276	$(26,775)	$(3,301)	$1,208	$—	$120,738
Current portion of long-term credits (excluding items listed below)	469,500	—	62,238	—	84,130	(216,378)	(81,425)	(3,094)	2,656,584	2,971,555
Current Bonds	587,292	—	—	—	24,301	177	(24,411)	(2,518)	—	584,841
Noncurrent portion of long term debt	2,830,922	—	210,625	—	—	—	—	(11,258)	(2,656,584)	373,705
Aircraft rentals	—	1,010,200	—	82,453	23,330	(101,040)	(23,330)	—	—	991,613
Other rentals	—	69,533	—	—	3,059	(4,788)	(3,059)	(544)	—	64,201

Total liabilities from financing activities	$4,007,580	$1,079,733	$299,327	$82,453	$138,096	$(348,804)	$(135,526)	$(16,206)	$—	$5,106,653

(1)	Goods and equipment acquired during the period under finance and operative lease; these movements have no effect on the statement of cash flows.
(2)

The value indicated in the cash flow is $290,327, the difference of $9,000 corresponds to a loan acquired by Aerounion for the acquisition of the Airbus A330 aircraft with Scotiabank Bank, a movement that is not shown because it is related to property and equipment.

(3)	A reclassification of long-term short-term debt of $2,484,086 has been made for purposes of non-compliance in some terms and conditions of our debts, which are currently being negotiated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at June 30, 2018

	January 1, 2018	New acquisitions	New Leases (1)	Payments	Foreign exchange movement	June 30, 2018
Current interest-bearing loans and borrowings (excluding items listed below)	$79,263	$9,820	$—	$(4,201)	$62	$84,944
Current portion of long-term credits (excluding items listed below)	463,351	—	—	(52,551)	10,668	421,468
Bonds	29,458	—	—	—	167	29,625
Non-current obligations under financial lease agreements and purchase agreements	2,451,914	135,000	249,094	(151,146)	(15,732)	2,669,130
Other financial liabilities	148,536	—	—	—	—	148,536
Bonds	579,591	—	—	190	918	580,699

Total liabilities from financing activities	$3,752,113	$144,820	$233,094	$(207,708)	$(3,917)	$3.934,402

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)	During the six months ended at June 30, 2018 the financial cost was $107,003 and the interest paid was $37,370.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(15)	Loss per share

The calculation of basic loss per share at June 30, 2019 and 2018 is as follows:

	Before special charges June 30, 2019	Total June 30, 2019	Total June 30, 2018
Net profit (loss) attributable to Avianca Holdings S.A.	$(220,330)	$(485,128)	$(42,551)

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800	660,800
Preferred stock	336,187	336,187	336,187
Earnings per share
Common stock	$(0.22)	$(0.49)	$(0.04)
Preferred stock	$(0.22)	$(0.49)	$(0.04)

There are not interest on convertible preference shares.

There are no diluted shares because the company has no preferred shares or other convertible bonds.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(16)	Other Comprehensive Income (loss) (“OCI”) Reserves

The movement of the other comprehensive income as of December 31 2018, to June 30, 2019, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)
Other comprehensive Income (loss) for the Period	(2,201)	950	(10,664)	—	203	—	(11,712)	(406)	(12,118)

As of June 30, 2019	$(9,395)	$202	$(84,841)	$3	$289	$37,934	$(55,808)	$(212)	$(56,020)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The movement of the other comprehensive income as of December 31 2017, to June 30, 2018, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2017	$6,507	$(681)	$(65,138)	$3	$125	$58,382	$(802)	$455	$(347)
Other comprehensive Income (loss) for the Period	12,173	(570)	989	—	(6)	—	12,586	39	12,625

As of June 30, 2018	$18,680	$(1,251)	$(64,149)	$3	$119	$58,382	$11,784	$494	12,278

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 17).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	June 30,
	2019	2018
Cash flow hedges:
Reclassification during the year to profit or loss	$(6,528)	$1,750
Effective valuation of cash flow hedged	3,976	10,423

	$(2,552)	$12,173

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$950	$(570)

	$950	$(570)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(17)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of June 30, 2019 and December 31, 2018, are the following:

		June 30, 2019	December 31, 2018
Cash flow hedges
Fuel price hedges	11	3,511	$2,566
Interest rate		(1,361)	4,890

Total		2,150	$7,456

The notional value of derivatives recognized as hedging instruments for the year ended June 30, 2019 and December 31, 2018 is equivalent to 46,620,000 and 92,560,000, respectively, gallons of jet fuel for aircraft.

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the consolidated statement of financial position.

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to June 30, 2019 and December 31, 2018:

June 30, 2019	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$3,511	$3,511	$—
Interest rate
Assets	$68	$—	$68
Liabilities	$1,429	$(306)	$1,735

December 31, 2018	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$2,566	$2,566	$—
Interest rate
Assets	$4,890	$112	$4,778

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of June 30, 2019, and 2018, a net (loss)/gain relating to the hedging instruments of $(2,552) and $12,173 respectively is included in other comprehensive income (see Note16).

(18)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of June 30, 2019 and December 31, 2018 are the following:

	June 30, 2019	December 31, 2018
Derivatives not designated as hedges – Liabilities
Derivative contracts of interest rate	$66	$(17)

Total	$66	$(17)

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the consolidated statement of financial position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

(19)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of June 30, 2019, and December 31 2018, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(20)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of June 30, 2019:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 17 and 18)
Aircraft fuel hedges	$—	$3,511	$—	$3,511
Interest rate derivatives	—	68	—	68
Investments	—	57,187	—	57,187
Assets plan	—	309,331	—	309,331
Revalued administrative property (Note 12)	—	—	109,461	109,461

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives	$—	$1,495	$—	$1,495
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (without debt of right of use)	—	4,084,687	—	4,084,687

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2018:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 17 and 18)
Aircraft fuel hedges	$—	$2,566	$—	$2,566
Interest rate derivatives	—	4,890	—	4,890
Investments	—	67,306	—	67,306
Assets plan	—	178,594	—	178,594
Revalued administrative property (Note 13)	—	—	125,049	125,049

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Foreign currency derivatives	—	(17)	—	(17)
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (without debt of right of use)	—	4,022,707	—	4,022,707

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market-based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(21)	Income tax expense, and other taxes

Assets and liabilities for taxes as of June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019	December 31, 2018
Current income tax – assets	$143,432	$152,601
Other current taxes
Current VAT – assets	58,412	72,857
Other taxes current	6,107	6,456
Total other current taxes	64,519	79,313

Total current tax – assets	$207,951	$231,914

Non-current income tax – assets	7	19

Total tax—assets	$207,958	$231,933

Current income tax—liabilities	$(15,829)	$(26,702)

The major components of income tax expense for the six-months ended June 30, 2019, and 2018 are:

Consolidated statement of comprehensive income

	June 30, 2019	June 30, 2018
Current income tax:
Current income tax charge	$(15,057)	$(17,216)
Deferred tax expense:
Relating to origination and reversal of temporary differences	1,295	13,538

Income tax expense reported in the income statement	$(13,762)	$(3,678)

Consolidated statement of other comprehensive income

	June 30, 2019	June 30, 2018
Reserves relating to actuarial gains and losses	$203	$(6)
Income tax expense charged directly to other comprehensive income	$203	$(6)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group files tax returns in many jurisdictions around the world. Tax returns contain issues that are potentially subject to different interpretations of tax laws and regulations, which may lead to inquiries and legal claims with tax authorities. The resolution of these consultations and legal claims may take several years, but the Group does not currently expect that resolution to have any significant impact on the consolidated financial position or results of operations. The extent to which there are open consultations and legal claims will depend on the jurisdiction and the issue in question.

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year for each component. As of June 30, 2019, there is no effective tax rate, due to consolidated loss in the in interim period, considering that although some of the components are taxed based on their individual profit, a loss is presented in the consolidated statements of comprehensive income. As of June 30, 2018, the effective tax rate was 28%, due to in Avianca Ecuador the net tax expense increased as a result of the reversal of provisions and use of tax losses, additionally in certain jurisdictions the expense of the income tax is calculated on presumptive bases different from the profit of the period.

(22)	Provisions for legal claims

As of June 30, 2019, and December 31, 2018 the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Balances at the beginning of the period	$7,809	$11,720	$11,720
Provisions constituted	11,452	2,034	(1,846)
Provisions reverse	(1,066)	(5,007)	—
Provisions used	(128)	(938)	(348)

Balances at the end of the period	$18,067	$7,809	$9,526

Among the provisions for litigation are those related to labor processes (June 30, 2019: $4,357, December 2018: $3,695), consumer protection processes (June 30, 2019: $1,298, December 2018: $1,133) and civil processes (June 30, 2019: $816, December 2018 : $795).

Certain processes are considered possible obligations. Based on the plaintiffs’ claims as of June 30, 2019 and December 31, 2018, these contingencies total $194,901 and $123,216, respectively. Certain losses that may arise from such litigation will be covered by the insurance companies or with funds provided by third parties. Legal claims resolved with the aforementioned forms of payment are estimated at $24,016 as of June 30, 2019 and $ 56,210 as of December 31, 2018.

In accordance with IAS 37, the legal claims that the Group considers representing a remote risk are not contemplated in the consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Current Situation with Oceanair Linhas Aereas S.A.

On December 10th, 2018 Oceanair Linhas Aereas S.A. (See Note 10-Balances and transactions with related parties) and AVB Holdings S.A., both separate related companies not integrated with the Group, filed for a judicial recovery request before the 1st Judicial Recovery and bankruptcy court of Sao Paulo, Brazil.

Derived from this event, the Group is currently assessing the potential impacts related to all commercial agreements executed between certain companies of the Group and Oceanair Linhas Aereas S.A., including 2 sublease agreements of 2 aircraft A319.

The Group has formally requested the termination and redelivery of two aircraft in compliance with the terms and conditions set forth in each of the sublease agreements.

The parties agreed to finish two subleased aircraft Sublease Agreements (1 A330 and 1A330 F) in February 2019 respectively, and were already redelivered to Avianca in February and March 2019 and we are currently negotiating the redelivery of the remaining two aircraft 2A319.

In regard to the redelivery of the subleased aircraft, the Group is evaluating the process of reincorporating these aircrafts into the Group operation or eventually its sale to third parties.

Internal investigation to determine whether we may have violated the U.S. Foreign Corrupt Practices Act and other laws

Through its internal processes, Avianca Holdings discovered a business practice whereby company employees, which may include members of senior management, as well as certain members of the board of directors, provided things of value, which as of today Avianca Holdings believes to have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. Avianca Holdings commenced an internal investigation and retained outside counsel and a forensic investigatory firm to determine whether this practice may have violated the U.S. Foreign Corrupt Practices Act (“FCPA”) or other potentially applicable U.S. and non-U.S. anti-corruption laws. Additionally, Avianca Holdings implemented policies designed to prevent such practice from occurring in the future. On August 13, 2019, Avianca Holdings voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and Avianca Holdings is cooperating with both agencies. On the same date, Avianca Holdings voluntarily disclosed this investigation to the Colombian Financial Superintendence through the National Registry of Securities and Issuers.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Based on the progress of the matter to date, management has not provided for any potential liability that may result from the investigation or related regulatory proceedings.

(23)	Future aircraft leases payments

The Group has 112 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	$320,124
Between one and five years	1,247,704
More than five years	850,455

$2,418,283

The Group has 54 aircraft that are under operating leases(1) with an average lease term of 49 months. Operating leases can be renewed, in accordance with the Administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	$237,776
Between one and five years	690,576
More than five years	223,134

$1,151,486

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part of ownership of plant and equipment-flight equipment as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 3).

The Group has 10 engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$9,512
Between one and five years	24,909
More than five years	4,663

$39,084

As of June 30, 2019, the Group had two Airbus A319, under operating lease to OceanAir Linhas Aereas, S.A.(See note 22) and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$11,925
Between one and five years	694
More than five years	—

$12,619

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

During the six months ended by June 30, 2019, Avianca redelivered an A330 due to Operative Lease expiration and signed a B797-9 Operative Lease Agreement (but the Engine Manufacturer must pay the rent in full until the delivery of the engines initially required which is March 2020).

The amount of recognized payments has expenses during the six-months ended June 30, 2019 and 2018 are as follows:

	June 30, 2019	June 30, 2018
Leases minimum payments	$3,695	$130,551

(24)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

	Order	Delivery
Airbus (family A320) (1)	107	2019-2028
Boeing 787-8/9 (2)	—	2019-2021
Engines (3)	3	2019-2020

(1)

On December 2017, the Group signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. On March 2019 the Group negotiated cancellation of 17 aircraft and a significant reduction of its scheduled aircraft deliveries in 2019, 2020, 2021 and 2022 and changed some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2019 and 2028.

Under the terms of these agreements to acquire Airbus aircraft, the Group must make pre-delivery payments to Airbus on predetermined dates. This cancellation with airbus does not have any impact in the financial statements.

(2)

On September 2017, the Group signed an amendment to convert three 787-8 into 787-9 with deliveries scheduled in 2019. On February 2019, the Group negotiated changes in deliveries scheduled between 2019 and 2021. Additionally, on the same date the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 787-9 aircraft to Valderrama Aviation Limited, the impact of this purchase agreement was $83,049 as a disposal in property and equipment.

(3)	The Group has 3 firm orders with CFM for the acquisition of LEAP-1A engines, whose deliveries are scheduled between 2019 and 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

On June 2019, the Group signed one Deed of Agreement to Relinquish the Rights Over an Aircraft Purchase Option, between Easy Fly Express Ltd. and Avianca, for 1 A300F aircraft with delivery date on April 2019.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of June 30, 2019, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$43,325	$82,387	$243,056	$223,087	$586,347	$1,178,202
Aircraft acquisition Commitments	$237,999	$535,240	$675,050	$2,626,202	$9,027,953	$13,102,444

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

(25)	Dividends

The Group decreed dividends during the six months ended June 30, 2019 , based on the retained earnings as of December 31, 2018, and dividends were decreed by the Group during the six months ended June 30, 2018, based on retained earnings as of December 31, 2017:

	June 30, 2019	June 30, 2018
Dividend—Ordinary shared	$5,523	$23,433
Dividend—Preferred shared	9,862	12,075

Total	$15,385	$35,508

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 22, 2019, agreed distribution of profits for the year 2018 as dividend to the shareholders preferent and ordinary of the Group that will be paid the amount of COP$50 and COP$46 per share, respectively. The dividends decreed were paid on May 24, 2019 by the amount of COP$16 and COP$3 per share and the reaming amount will be paid in two installments as follows: August 23, 2019 COP$16 and COP$3 per share and September 20, 2019 COP$18 and COP$40 per share, respectively.

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 16, 2018, agreed the project for the distribution of profits for the year 2017 as dividend to the shareholders of the Group that were paid the amount of COP$98.6 per share. The dividends declared were paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Dividends declared and paid to minority shareholding

During the six months ended on June 30, 2019 and, 2018, the subsidiaries with minority interest, declared and paid dividends as follows:

	June 30, 2019			June 30, 2018
Subsidiaries	Minority Interest	AVH Participation	Total Dividends	Minority Interest	AVH Participation	Total Dividends
LifeMiles Ltd (1)	$30.000	$70.000	$100.000	$46,500	$108,500	$155,000
Turbo Prop Leasing Corp	—	—	—	596	1,265	1,861

Total	$30.000	$70.000	$100.000	$47,096	$109,765	$156,861

The dividends received for AVH are eliminated in consolidation process.

(26)	Debt covenants

As of June 30, 2019, and 2018, the Group did not comply with certain debt covenants. (See note 2(f)).

As of June 30, 2019, the most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as a follow:

Avianca Holdings S.A.

The consolidated financial statements of Avianca Holdings must comply with the following financial covenants:

•	EBITDAR Coverage Ratio: Should be not less than 1.5 to 1.0. For the period the result was 1.84 , for this its in compliance.

•

Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of June 30, 2019, and the reporting periods are the quarters ending in March, June, September and December. For the period the result was 0.91 , for those its not compliance.

•

Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times until the relevant testing date in respect of the period ending June 30, 2019. Relevant testing date means the date on which the Avianca Holdings S.A. and subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period. For the period the result was $340, for those its not compliance.

•

EBITDA Margin: At the end of each period the EBITDA margin shall not be less than 0%. The reporting periods are the quarters ending in March, June, September and December. For the period the result was 12.1% , for this its in compliance.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Avianca S.A.

The issuance of bonds in the local Colombia Capital Market requires de compliance with the following financial covenants:

•	Debt Service: should be greater than or equal to 1.4 at the end of each reporting period. For the period the result was 12.88, for this its in compliance.

•	Leverage ratio: should be less than or equal than or equal to 4.5 at the end of each reporting period. For the period the result was 6.52, for those its not compliance.

The reporting periods are the semesters ending in June and December, and these covenants are measured at the Avianca S.A. level.

Lifemiles Ltd. & Subsidiaries

Covenants as of June 30, 2019 and 2018 include maintenance of a Total Leverage Ratio (as defined in the Credit Agreement) below 4.50:1.00 for the first year and 4.00:1.00 thereafter, certain restrictions on distribution of dividends and incurrence of certain types of investments, among others.

(27)	Special charges

Special charges include expenses associated with the organizational transformation plan, called “Avianca 2021”, which seeks to strengthen the company’s competitiveness and accelerate the financial adjustments necessary to ensure its sustainability.

The fundamental pillars of the transformation plan are:

•

Operating efficiency. Since November 2018, the company began a systematic effort to improve punctuality indicators, which today show a remarkable improvement. Changes will continue to be made in itineraries, routes, schedules and frequencies and, working with the aeronautical authority, to achieve a simpler operation and provide a better service to its customers.

•

Fleet plan adjustment: Renegotiation of the agreement with the Airbus manufacturer was achieved, which consists in the cancellation of 17 aircraft and the postponement of the incorporation of 35 units, generating a reduction of $ 2.6 billion in financial commitments and a protection of resources $ 350 million cash.

•	Divestment of non-strategic assets: It seeks to focus the efforts of the holding company on passengers, cargo and loyalty, therefore it has been decided to divest certain assets, among which are:

•	Sale of flight simulators to CAE (see note 13),

•	Sale of participation in Aerotaxis La Costeña and Turboprop Leasing (see note 1),

•	Sales plan fleet, ten Embraer, ten Airbus A318, four Airbus A320. (See note 13).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Special charges in the consolidated statement of income consisted of the following for the six months ended June 30, 2019:

June 30, 2019
Aircraft impairment (1)	$205.783
Loss on sale of subsidiaries (2)	38,297
Impairment of Venezuela assets (6)	14.867
Fees and others (3)	6,670
Staff Settlement agreement (4)	5,151
Gain in sale of simulators (5)	(5,970)

Total	$264,798

(1)

Corresponds to the value of the impairment loss recognized at the moment of reclassify the aircraft that have been determined as available for sale ($205,783) 10 E190, 10 A318 and 4 A320, given that the net book value of said aircraft compared to the value expected sale less sale cost, was lower. (See note 13).

(2)

Corresponds to the value of the loss recognized by the share sale of AVH in Aerotaxis la Costeña and Turboprop Leasing. (3,317) (See note 1). Additionally, impairment of the account receivable assigned by Grupo Aeromar S.A. de CV, that results the decision inside the transformation plan “Avianca 2021” of divestment of non-strategic assets and centralized the operation in Bogotá-Colombia ($ 34,980).

(3)	Includes expenses of financial and legal advice for structuring the transformation plan.
(4)	Includes the values related to compensation to employees that have been removed, as a result of the organizational restructuring plan “Avianca 2021”.
(5)	Corresponds to the value of the gain on sale of simulators to CAE International, made in January 2019. (See note 13)
(6)	The Group decided to end operations in Venezuela due to political-economic situation, therefore recognizes the deterioration in book value of the offices located in that country ($14,867).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(28)	Subsequent Events

Announce an agreement for the sale of 10A318 and 4A320

On July 24, 2019 Avianca has agreed to sell and Fortress Transportation and Infrastructure Investors LLC (FTAI) has agreed to purchase 14 aircraft ten A318 and four A320 aircraft powered by CFM56-5B and V2500 engines, respectively) for an estimated aggregate price of approximately US$160 million. All transactions are expected to close in 2019, subject to customary closing conditions.

These aircraft on June 30,2019 are classified as an asset held for sale (see Note 13).

Avianca announces plan to offer secured notes in exchange for unsecured notes.

On July 22,2019 AVH announces an offer (the “ Exchange Offer ”) to exchange any and all $550,000 of its existing 8.375% Senior Notes due May 2020 (the “ Unsecured Notes ”) on a par for par basis for up to $550,000 of new 8.375% Senior Secured Notes due May 2020 (the “ Secured Notes ”). The Secured Notes are intended to provide for automatic conversion into an equivalent principal amount of new 9.00% Secured Notes due May 2023 (the “ New Notes ”) upon the closing of the Re-Profiling and the previously announced investment into Avianca by United Airlines, Inc. and Kingsland Holdings Limited. This offer was announced on August 14, 2019.

The Secured Notes are expected to have the same coupon and maturity as the Unsecured Notes. However, the Secured Notes are also expected to be secured by collateral consisting of (1) certain intellectual property, including the “Avianca” brand and (2) stock representing the residual value after indebtedness and other liabilities of Avianca’s aircraft fleet (subject to receipt of applicable consents and approvals, if any). The New Notes will be secured by the same type of collateral as the Secured Notes. Concurrently with the Exchange Offer, the Company intends to solicit consents (the “ Consent Solicitation ”) to certain proposed amendments to the indenture governing the Unsecured Notes, including the elimination of certain restrictive covenants and other provisions in such indenture. The complete terms of the Exchange Offer and Consent Solicitation will be contained in an offering memorandum for the Exchange Offer and Consent Solicitation (the “ Offering Memorandum ”), which will be available to Eligible Holders described below upon commencement of the Exchange Offer and Consent Solicitation

The Exchange Offer will be conditioned on the satisfaction or waiver of certain conditions to be described in the Offering Memorandum. However, because the Re-Profiling is expected to occur subsequent to the closing of the Exchange Offer, the Exchange Offer will not be conditioned on the consummation of the Re- Profiling or the previously announced investment into Avianca by United Airlines, Inc. and Kingsland Holdings Limited. The Company may amend or waive the conditions to closing of the Exchange Offer and Consent Solicitation at any time, in its sole discretion, and may terminate, modify or withdraw the Exchange Offer at any time and for any

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

reason, including if any of the conditions are not satisfied. The Exchange Offer is not expected to be consummated prior to September 1, 2019. The Exchange Offer will be made, and the Secured Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “ Securities Act ”)) in reliance upon the exemption from the registration requirements of the Securities Act and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act (collectively, “ Eligible Holders ”).

****